April 12, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Miles R. Itkin
Senior Vice President, Chief Financial Officer and Treasurer
666 Third Avenue
New York, New York 10017

Re:	Overseas Shipholding Group, Inc.
	Form 10-K for the year ended December 31, 2005
	Commission file #: 001-06479

Dear Mr. Itkin:

We have reviewed the above referenced filing and have the following comments. Please file an amended Form 10-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 41

1. We note your presentation of time charter equivalent revenues in
the table of selected financial data.  We believe that this non-
GAAP
financial measure should be included in an "other data" section at the bottom of the table of selected financial data. Also, because this is a non-GAAP financial measure, it should be identified as such and the disclosures required by Item 10(e) of Regulation S-K should
be included in a footnote reference.   Please revise your selected
financial data for all periods presented accordingly.

2. Please revise future filings to present the non-GAAP financial measure of EBITDA in an "other data" section at the bottom of the table of selected financial data.

Management`s Discussion and Analysis

- Critical Accounting Policies, page 49

3. We note your disclosure of revenue recognition includes only a discussion on voyage revenues as you state in the first sentence that you generate a majority of your revenue from voyage charters. However, since time and bareboat charter revenues make up 31% of total revenues in 2005, we believe that a discussion on the accounting for this type of revenue should be included in your critical accounting policies section. Also, since revenue from the pooling arrangements is separately presented on the statement of operations, some discussion should be given as to the type of charters included in the pools and the applicable revenue recognition methods. Please revise this section accordingly.

- Income from Vessel Operations, page 52

4. We note your use of the segment measures "TCE revenues" and "income from vessel operations" in your MD&A section. Please include a cross reference in this section of MD&A to Note D to the financial statements in which the reconciliation of these measures to the related GAAP measure will be included (see our other comment on Note
D).

- Liquidity and Sources of Working Capital, page 62
Forms 8-K furnished on March 1, 2006, November 3, 2005, August 4,
2005, and May 5, 2005

5. We note your disclosure on page 65 of the non-GAAP financial measure EBITDA and the reconciliation of that measure to net income.
It appears from your disclosure that management uses this measure as a liquidity measure rather than a performance measure, and as such should reconcile the measure to operating cash flows rather than net income. Please revise your disclosure to reconcile EBITDA to operating cash flows, or alternatively, explain to us and in MD&A how you use EBITDA as a performance measure.

- Earnings per Share Adjusted for Gain on Vessel Sales and
Securities
Transactions, page 65

6. We note your disclosure of the non-GAAP measure adjusted earnings per share, in which you eliminate the effect of gains/losses on sale of vessels and gains on securities transactions. This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years.
Please eliminate presentation of this non-GAAP performance measure.
Refer to Item 10(e) of S-K and questions 8 and 9 of the staff`s "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures" dated June 13, 2003.

Financial Statements

Statements of Operations, page 70

7. We note your presentation of Time Charter Equivalent Revenues on the face of the Statements of Operations. Note that we do not believe it is appropriate to reflect voyage expenses as an offset to revenues on the face of the Company`s consolidated statements of operations as this practice is not in accordance with generally accepted accounting principles or Regulation S-X. In this regard, we do not believe that there is any basis for classifying voyage expenses differently than other ship operating expenses such as vessel expenses and time and bareboat charter hire expenses which are included in ship operating expenses in your financial statements. Also, since there appears to be no basis for classifying revenues net of voyage expenses pursuant to EITF 99-19, please revise your financial statements to reflect revenues on a gross basis and to classify voyage expense as a component of ship operating expenses. Please note that we will not object to management`s use of the measure "time charter equivalent revenues" for purposes of assessing the operating performance of the Company`s segments or for purposes of the Company`s MD&A discussion if this measure is used by management in evaluating the Company`s operating performance.

8. We note your presentation of "income from vessel operations" and
"operating income" which includes the equity in income of joint ventures. Please tell us why you believe it is appropriate to include equity in income of joint ventures as part of operating income. Note that we do not generally believe that such amounts should be considered part of operating income under Rule 5-03(b)(13)
of Regulation S-X but rather as a component of other income (expense) unless the operations of the joint ventures are an integral part of the Company`s operations.

Statements of Cash Flows, page 71

9. We note that you have presented payments for drydocking as an investing activity on the statements of cash flows. Please note that we do not believe that the method used to account for these costs should impact the manner in which they are presented in your statements of cash flows. In this regard, had you chosen to expense these costs as incurred they would be included in cash flow from operations. Accordingly, please revise to present the cash flows related to drydocking payments as an operating activity.


Notes to the Financial Statements

Note A - Summary of Significant Accounting Policies
9. Revenue and expense recognition

10. We note the disclosure indicating that voyage revenues and expenses are recognized ratably over the estimated length of each voyage and therefore are allocated between reporting periods based on the relative transit time in each period. Although your revenue recognition policy for voyage revenues is in accordance with the guidance outlined in EITF 91-9, your expense recognition policy for voyage expenses does not comply with this guidance, since voyage expenses should be expensed as incurred. Revise your financial statements for all periods presented to recognize voyage expenses as incurred or explain why you do not believe this is required.

Note B - Changes in Accounting Principle

11. Please revise to eliminate the "pro forma disclosure" regarding the Company`s net income and basic and diluted earnings per share reflecting the assumption that the Company had continued to account for stock-based compensation under APB 25 for 2005. We do not believe this disclosure is appropriate since its presentation is not in accordance with the guidance outlined in SFAS No. 123(R). In lieu of this disclosure, please revise to disclose the effect of the change from applying the original provisions of SFAS No.123 on income from continuing operations, income before taxes, net income, cash flow from operations, cash flow from financing activities and basic and diluted earnings per share as required by paragraph 84 of SFAS No.123(R).

Note C. Acquisition of Stelmar Shipping Ltd., page 77

12. We note that your pro forma disclosure on page 77 includes pro forma time charter equivalent revenue. Because time charter equivalent revenue is considered a non-GAAP financial measure, please revise future filings to present the GAAP revenue measure (i.e., gross revenues) rather than the non-GAAP financial measure. See Item
10(e)(ii)(c) of Regulation S-K. Also, see our related comment above relative to your statement of operations.

Note D - Business and Segment Reporting

13. Please revise Note D to include a reconciliation of "income from vessel operations" to the Company`s income before taxes as required by paragraph 32 of SFAS No.131. A reconciliation of the measure "time charter equivalent revenues" to the Company`s consolidated total revenues will also be required as result of changes required in your statements of operations as a result of our prior comment outlined above.

Note F. Joint Ventures, Equity Method Investments and Pooling
Arrangements

14. We note your disclosure that you account for your 37.5% interest in Alaska Tanker Company using the equity method of accounting. Please explain to us why you believe it is appropriate to record revenue from this investment as gross revenues on your statement of operations, rather than recording your proportionate share of the joint ventures net earnings as equity in income of joint ventures. Also, please tell us where the assets related to this entity are recorded on the balance sheet. See APB 18 and EITF 00-1.

15. We note that your disclosure in Note F includes joint
ventures,
equity method investments and pooling arrangements.  Please tell us
which of the entities discussed in this note are accounted for using
the equity method of accounting and are included in the condensed summary of assets and liabilities and summary of results of operations on page 85. For those entities in which you own more than a 20% interest and do not use the equity method of accounting, please
explain to us your basis for the accounting treatment used. Also, considering your 50% interest, please explain to us your basis of accounting for Panamax International similar to a pool, rather than using the equity method of accounting.  Your response should clearly
explain the relevant technical accounting literature that supports the treatment used. Additionally, please explain to us the nature of the $20,241,000 paid to the Double Hull Tankers joint venture in
2005
and tell us why you believe it is appropriate to record the expense in the "Time and Bareboat Charter Hire Expense" line item on the statement of operations, rather than the "equity in income of joint ventures" line item.

- VLCC Joint Ventures

16. Please tell us and explain in the notes to your financial statements how the Company accounted for the transaction in which the
Company exchanged its 33% interest in the Ichiban for a portion of one partner`s interest in the Tanabe and Hakata. As part of your response, please indicate whether the transaction was accounted for as an exchange of assets or the exchange of a business and explain the rational for the treatment used and the relevant accounting literature that supports the treatment used. We may have further comment upon receipt of your response.

17. Similarly, explain the treatment used for the exchange of the of the joint venture interests in the Edinburgh, Ariake and Hakata during 2004 for interests in the Dundee, Sakura I and Tanabe.

Note N. Leases
2. Charters-out

18. We note the disclosure on page 98 indicating that the Company agreed to pay $2,485,000 during 2005 to acquire a charter`s option to purchase one of its vessels. We also note that the payment was capitalized as a vessel addition. Since it appears the Company had previously acquired the ownership of the vessel during 2004, please explain why you believe it was appropriate to account for the payment made as a "vessel addition" rather than as an expense. As this payment was not made to acquire the vessel and does not improve the asset or extend its useful life, we do not understand the Company`s rational for capitalizing this payment. As it appears the payment was made to terminate a past contract or arrangement, it appears the payment should be accounted for as an expense. Please advise or revise as appropriate.

19. Similarly, please explain the rational for accounting for the $15,800,000 payment made in June 2005 to terminate the charter`s option to purchase the vessel the Eclipse as a vessel addition. We may have further comment upon review of your response.

Note P. Other Income, page 103

20. We note that the majority of Other Income for 2005 and 2004 relates to the gain/loss on disposal of vessels. Please revise to include gains and losses on disposal of vessels as a component of operating income or expense. See paragraph 45 of SFAS No. 144.


Item 9A. Controls and Procedures

21. We note that in your evaluation of disclosure controls and procedures you refer to Rules 13a-14(c) and 15d-14(c). Please note that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please refer to the appropriate Rules and state that your conclusion is "as of the end of the period covered by the report", rather than as of a year-end date. See Item
307 of Regulation S-K. Additionally, we note your disclosure that the Company`s current disclosure controls and procedures were effective as of December 31, 2005 "in timely providing them with material information relating to the Company required to be included in the reports the Company files or submits under the Exchange Act."
In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Form 8-K furnished March 1, 2006, November 3, 2005, August 5,
2005,
and May 5, 2005

22. We note your use of the non-GAAP performance measure adjusted EPS in your earnings release furnished on Form 8-K. You state that you present this measure to provide additional information with respect to the Company`s ability to compare from period to period vessel operating revenues and expenses and general and administrative expenses without gains and losses from disposals of assets and investments. However, the items for which you adjust net income have recurred over the last several years and there is no indication they will not recur in the future. Therefore, it is not clear why these measures are better for forming expectations of future results. Consequently, it does not appear you have provided a substantive reason that demonstrates the usefulness to investors of eliminating these recurring items from this non-GAAP measure, as required by Item
2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. Please revise your adjusted EPS amounts to exclude recurring items or items that are reasonably likely to recur in the future or, alternatively, tell us and revise to disclose why you believe it is useful to investors to disregard these items when evaluating your performance.
For guidance, see Questions 8 and 9 of the Staff`s Frequently
Asked
Questions Regarding the Use of Non-GAAP Financial Measures (Non-
GAAP
FAQs), issued on June 13, 2003.

23. We note your use of the non-GAAP financial measures TCE Revenues and Income from Vessel Operations in your earnings release furnished on Form 8-K. In future filings, please include the required disclosures outlined in Item 10(e)(1)(i) of Regulation S-K.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Miles R. Itkin
Overseas Shipholding Group, Inc.
April 12, 2006
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